Sean P. Hennessy
Senior Vice President — Finance
and Chief Financial Officer
Phone: 216-566-2573
May 12, 2010
By EDGAR and U.S. Mail
Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, NE
Washington, DC 20549-4631

Re:	The Sherwin-Williams Company
Form 10-K for the year ended December 31, 2009
File No. 1-4851
Dear Mr. Decker:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams,” the “Company” or the “Registrant”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated April 6, 2010 regarding your review of Sherwin-Williams’ filing noted above.
For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Exhibit 13
General
1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response: Where a comment requests additional disclosures or other revisions, the Registrant’s response includes an example of what the additional disclosures or revisions will look like. The Registrant will include such additional disclosures or other revisions in its future filings, including our interim filings, if applicable.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

Management’s Discussion and Analysis
Critical Accounting Policies
Accounts Receivable, page 14
2.	Comment: Please expand your discussion to address which statements of consolidated income line items are used to record accounts receivable allowances as well as how you determine which line item to use to record these allowances. Specifically, please disclose in which circumstances you record accounts allowances as a reduction to net sales and in which circumstances you record accounts receivable allowances as an increase to selling, general and administrative expenses or other expense line items. Please clarify if any of the allowances recorded as selling, general and administrative expenses or in any other expense line item were for reasons other than those associated with creditworthiness such as for disputed invoices or pricing discrepancies. If so, tell us the corresponding amounts recorded during each of three years ended December 31, 2009.

Response: The Registrant does not record any accounts receivable allowances as a reduction to net sales. In future filings, the Registrant will expand its disclosure regarding Accounts Receivable to address where accounts receivable allowances are recorded on the consolidated statements of income and clarify that all allowances were associated with creditworthiness. For example, the following additional disclosure will be provided in future filings, including interim filings, where appropriate:
All provisions for allowances for doubtful collection of accounts are related to the creditworthiness of accounts and are included in Selling, general and administrative expenses.
Purchase Accounting, Goodwill and Intangible Assets, page 15
3.	Comment: In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:
•	You disclose that a reporting unit is a reportable operating segment or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. Please expand your disclosures to disclose what your actual reporting units are; and

•	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of the assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.
Response: In future filings, the Registrant will expand its disclosure to include the number of reporting units, the percentage by which the fair values of the reporting units exceeds their respective carrying values and information about the sensitivity of key assumptions. An example future disclosure is as follows:
The Company had X reporting units with goodwill as of October 1, 20XX, the date of the annual impairment test. The fair values of each of the reporting units exceeded their respective carrying values by more than X% and, therefore, no goodwill impairment was recorded. The Company performed a sensitivity analysis on the discount rate, which is a significant assumption in the calculation of the fair values. With a 1% increase in the discount rate, the reporting units would continue to have fair values in excess of their respective carrying values.
In future filings, if any reporting unit does not have an estimated fair value that is substantially in excess of carrying value, the Registrant will provide the disclosures required by Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Policies.
In future filings, if all long-lived assets or groups of long-lived assets have undiscounted cash flows substantially in excess of carrying value, a disclosure such as the following will be made:
All long-lived assets or groups of long-lived assets had undiscounted cash flows that were substantially in excess of their carrying value.
In future filings, if any long-lived assets or groups of long-lived assets do not have undiscounted cash flows that are substantially in excess of carrying value, the Registrant will disclose the long-lived asset or group of long-lived assets, the percentage by which the undiscounted cash flow exceeded carrying value and relevant information about the assumptions used in the fair value calculation.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

Financial Condition, Liquidity and Cash Flow
Overview, page 19
4.	Comment: You discuss net income adjusted for noncash items on pages 19 and 25. Given that this amount appears to constitute a non-GAAP financial measure, please provide the disclosures required by Item 10(e) of Regulation S-K.
Response: The Company does not intend to use net income adjusted for noncash items in future filings. However, if a non-GAAP financial measure is used in future filings, the Registrant will ensure that disclosures regarding non-GAAP financial measures comply with Item 10(e) of Regulation S-K.
Cash Flow, page 25
5.	Comment: You state that management considers a measurement of cash flow that is not in accordance with US GAAP to be a useful tool in determining the discretionary portion of your net operating cash. Please ensure that you discuss all material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response: The Registrant respectfully believes that its current free cash flow disclosure includes a clear description of how it is calculated and reconciliation to net operating cash. Further, the disclosure includes a cautionary statement that the Company’s free cash flow measurement may not be comparable to values considered by other entities using the same terminology and indicates that free cash flow should not be considered an alternative to Net operating cash or other cash flow amounts provided in accordance with U.S. generally accepted accounting principles disclosed in the Statements of Consolidated Cash Flows. The Registrant believes that the disclosure does not include any potentially misleading inferences about its usefulness, and that it is appropriate based on the guidance in Compliance and Disclosures Interpretation 102.07.
Financial Covenant, page 30
6.	Comment: Your disclosures indicate that the only financial covenant contained in your debt agreements is related to consolidated leverage. Please disclose the specific terms of the consolidated leverage covenant with any required ratio. Please disclose the actual ratio as of each reporting date if it is reasonably likely that you will not be able to meet such covenant. Please also consider showing the specific computations used to arrive at the actual ratio with a corresponding reconciliation to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response: The leverage ratio was .98, .88 and .83 at December 31, 2009, 2008 and 2007, respectively. In future filings, the Registrant will revise its disclosure regarding the financial covenant. The following additional disclosure was included in the March 31, 2010 interim filing:
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

Certain borrowings contain a consolidated leverage covenant. The covenant states the Company’s leverage ratio is not to exceed 3.00 to 1.00. The leverage ratio is defined as the ratio of total indebtedness (the sum of Short-term borrowings, Current portion of long-term debt, and Long-term debt) at the reporting date to consolidated “Earnings Before Interest, Taxes, Depreciation, and Amortization” (EBITDA) for the 12-month period ended on the same date. Refer to the “Results of Operations” caption below for a reconciliation of EBITDA to Net income. At March 31, 2010, the Company was in compliance with the covenant.
The leverage ratio was 1.24 and 1.23 at March 31, 2010 and 2009, respectively. In future filings, if it is reasonably likely that the Registrant will not be able to meet the covenant, the actual ratio will be disclosed.
Results of Operations, page 31
7.	Comment: Please also discuss with quantification the business reasons for changes in administrative expenses as reported in your reconciliation from each segment’s profit to consolidated income before income taxes or clearly reconcile for each period presented between the various administrative amounts discussed in MD&A and the administrative expenses amount shown in the segment reconciliation. When there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change.
Response: In future filings, the Registrant will discuss with quantification all significant business reasons for changes in the administrative expenses as reported in the reconciliation from each segment’s profit to consolidated income before taxes. The discussion will be included in the analysis of consolidated gross profit, SG&A and Other general expense — net, as follows:
The Administrative segment’s gross profit decreased by an insignificant amount.
The Administrative segment’s SG&A decreased $25.5 million primarily due to a decrease of $13.6 million in administrative expenses and a decrease in compensation, including stock-based compensation, of $8.2 million.
The Administrative segment’s Other general expense — net increased $18.9 million primarily due to an increase of $17.8 million in provisions for environmental-related matters.
8.	Comment: You provide a discussion of administrative expenses not included in SG&A, which you state decreased $8.6 million in 2009. It is not clear how you arrived at the $8.6 million as well as which line item(s) are being included in this discussion. Please clarify as necessary.
Response: In future filings, the Registrant will clarify its explanation of changes in administrative expenses included in the Administrative Segment. Refer to item 7 above for the revised disclosure of the Administrative Segment administrative expenses and which line item(s) are being included in this discussion.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

Financial Statements
Consolidated Balance Sheets, page 41
9.	Comment: The other accruals line item represents approximately 31% of your total current liabilities at December 31, 2009. If applicable, please separately present on the face of the balance sheet or in a note to the financial statements any item that is in excess of 5%. Refer to Rule 5-02.20 of Regulation S-X.
Response: None of the individual items or groups of items in other accruals is in excess of 5% of total current liabilities, and therefore, none of the individual items or groups of items is required to be presented separately on the balance sheet. In future filings, the Registrant will continue to ensure that all significant amounts are reported as separate line items in accordance with Rule 5-02.20 of Regulation S-X.
Statements of Consolidated Cash Flows, page 42
10.	Comment: You present the net increase (decrease) in long-term debt rather than separately presenting the proceeds received from and repayments of long-term debt. Please present these amounts on a gross basis or tell us how you determined your net presentation was appropriate. Refer to ASC 230-10-45-26.
Response: The Registrant acknowledges the Staff’s comment, and in future filings proceeds received from long-term debt and repayments of long-term debt will be presented on a gross basis in accordance with ASC 230-10-45-26.
Note 1 — Significant Accounting Policies
Property, Plant and Equipment, page 46
11.	Comment: Please disclose the income statement line item(s) in which you include depreciation and amortization. If you do not allocate a portion of these amounts to cost of goods sold, please tell us what consideration you gave to SAB Topic 11:B.
Response: In future filings, the Registrant will revise the disclosure regarding Property, Plant and Equipment to identify the income statement line in which depreciation and amortization is included. The following additional disclosure will be provided in future filings, where appropriate:
Depreciation and amortization are included in the appropriate Cost of goods sold or Selling, general and administrative expense caption on the Statements of Consolidated Income.
Note 3 — Loss on Dissolution of a Foreign Subsidiary, page 51
12.	Comment: Please tell us what consideration you gave to ASC 830-30-40 in regards to any accumulated translation amounts associated with the European subsidiary which was dissolved.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

Response: The accumulated translation amounts associated with the European subsidiary that is being dissolved are not significant. The Registrant will remove such amounts from the separate component of equity in accordance with ASC 830-30-40 upon substantial completion of the dissolution. The Registrant anticipates that by the third quarter of 2010 the dissolution will be substantially complete and, at that time, the accumulated translation amounts will be removed from the separate component of equity.
Note 5 — Goodwill, Intangible and Long-Lived Assets, page 51
13.	Comment: In the summary of changes in the carrying value of goodwill by reportable operating segment provided on page 53, there appear to be significant changes due to currency and other adjustments for the year ended December 31, 2009. In this regard, goodwill increased by 89% from $37.9 million to $71.8 million for the global finishes group segment due to currency and other adjustments. For any significant changes which are not currency related, please expand your disclosure to explain the reason for the change.
Response: In future filings, the Registrant will expand its disclosure to explain the reason for any significant changes in consolidated totals that are not currency related. An example future disclosure is as follows:
The increase in goodwill consolidated totals for 20XX consisted of currency adjustments and $XX million of changes to prior goodwill estimates as final purchase price entries are recorded.
Note 15 — Income Taxes, page 72
14.	Comment: It appears that the new health care legislation enacted in 2010 may impact your financial statements pursuant to ASC 740-10-35-4. We remind you to disclose the impact of any adjustments that are made as a result of the new legislation, if material. Refer to ASC 740-10-50-9.
Response: The Registrant acknowledges the Staff’s comment, and the Registrant appropriately disclosed the impact of the new legislation in its March 31, 2010 interim filing.
Note 10, Litigation, page 65
Insurance Coverage Litigation, page 68
15.	Comment: An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. Please further clarify in your disclosures the impact the ultimate loss in insurance coverage litigation could have on your financial statements. For example, please clarify whether you have recorded any assets related to these expected insurance recoveries or otherwise assumed that these insurance proceeds would be received in any accounting estimates that you have made. Refer to ASC 450-20-50.
Response: In future filings, the Registrant will further clarify in its disclosures the impact the ultimate loss in insurance coverage litigation could have on its financial statements and whether it has recorded any assets
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

or otherwise assumed any insurance proceeds related to any expected insurance recoveries. The following additional disclosure was included in the March 31, 2010 interim filing:
The Company and its liability insurers, including certain Underwriters at Lloyd’s of London, initiated legal proceedings against each other to determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. The Company’s action, an Ohio state court action, has been stayed and the liability insurers action, a New York state court action, has been dismissed.
Note 12 — Stock Purchase Plan and Preferred Stock, page 69
16.	Comment: Please disclose how the convertible preferred stock related to the employee stock ownership plan is treated for purposes of determining earnings per share amounts pursuant to ASC 718-40. Please also tell us what consideration you gave as to whether the ESOP trust is a variable interest entity pursuant to ASC 810-10.
Response: As disclosed in Note 1 to the Annual Report on Form 10-K for the year ended December 31, 2009 and consistent with SOP 93-6, shares of preferred stock held in an unallocated account of the ESOP were not considered outstanding shares for basic or diluted income per share calculations. As disclosed in Note 12 to the Annual Report on Form 10-K, there were no allocated or committed-to-be released shares of preferred stock outstanding at December 31, 2009, 2008 or 2007.
The Registrant believes that because the employee stock ownership plan is a form of defined contribution plan, it is excluded from the scope of ASC 810-10 and, therefore, does not need to be evaluated for potential consolidation under the variable interest model.
Note 16 — Net Income Per Common Share, page 74
17.	Comment: You determined that the use of the two-class method of computing earnings per share does not have a significant impact on your basic and diluted earnings per share calculations. The treasury stock method continues to be disclosed. Please help us understand how you determined that you did not need to use the two-class method of computing earnings per share. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

Response: The following additional disclosure was included in Note 12 in the March 31, 2010 interim filing to clarify why the two-class method was not used in computing earnings per share:
The two-class method of computing earnings per share is required for all periods presented if it results in basic or diluted earnings per share amounts that are materially different than those calculated under the treasury stock method. If the use of the two-class method does not result in basic or diluted earnings per share amounts that are materially different than those calculated under the treasury stock method, the treasury stock method may still be used. The Company has calculated basic and diluted earnings per share for the three months ended March 31, 2010 and 2009 under both methods. Because the Company’s unvested shares of restricted stock do not represent a significant portion of total outstanding shares, the use of the two-class method does not have a material impact on the basic and diluted earnings per share amounts, and the treasury stock method is disclosed.
The unvested shares of restricted stock represented 1% of total outstanding shares at December 31, 2009. The two-class method calculation resulted in a basic earnings per share that was $.04 (or approximately 1%) lower than under the treasury stock method. There was no impact on diluted earnings per share as the two-class method and the treasury stock method yielded the same result. The materiality analysis is based on the Registrant’s judgment, and the Registrant believes its analysis to be appropriate based on the guidance in SAB Topics 1:M and 1:N.
Note 19 — Reportable Segment Information, page 75
18.	Comment: Because of your diverse operations, the chief operating decision maker regularly receives discrete financial information about each reportable operating segment as well as a significant amount of additional financial information about certain divisions, business units or subsidiaries. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. Given that the chief operating decision maker uses additional financial information, which appears to be at a level lower than your current operating segments, for performance assessment and resource allocation, please clarify in your disclosure your consideration of this additional financial information in determining your operating segments pursuant to ASC 280-10-50-1.
Response: The Registrant believes it has appropriately identified its operating segments, and aggregated certain not individually significant operating segments, in accordance with ASC 280-10-50-12. In future filings, the Registrant will expand its reportable segment disclosure to clarify its compliance with the requirements in ASC 280-10-50 as follows:
The Company reports its segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the Segment Reporting Topic of the ASC. The Company has three reportable operating segments: Paint Stores Group, Consumer Group and Global Finishes Group (collectively, the “Reportable Operating Segments”). Factors considered in determining the three reportable operating segments of the Company include the nature of business activities, existence of managers responsible for the operating and administrative activities and
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
May 12, 2010

information presented to the Board of Directors. Operating segments that are not individually significant, based on the quantitative thresholds in ASC 280-10-50-12, are aggregated. The Company reports all other business activities and immaterial operating segments that are not reportable in the Administrative segment. See pages X through X of this report for more information about the Reportable Operating Segments.
The Company’s chief operating decision maker (CODM) has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. The CODM uses discrete financial information about each reportable operating segment and additional aggregated financial information in order to assess the performance of, and make resource allocation decisions for, the reportable operating segments as a whole. The CODM evaluates the performance of and allocates resources to the Reportable Operating Segments based on profit or loss before income taxes and cash generated from operations. The accounting policies of the Reportable Operating Segments are the same as those described in Note X of this report.
In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:
•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We want to thank the Staff for its review of our filing to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2573.
Sincerely,

/s/ Sean P. Hennessy Sean P. Hennessy
Senior Vice President-Finance and
Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant, SEC
Louis E. Stellato, Senior Vice President, General Counsel and Secretary
Allen J. Mistysyn, Vice President-Corporate Controller
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115